

# Defense Technologies International Corp. (DTII)

## Production Funding
### and
### Shareholder Update.

Del Mar, California (Jan. 21, 2020) – Defense Technologies International Corp. (OTC: DTII) (the Company) and Passive Security Scan Inc. (the Subsidiary); innovative providers of security technology and systems with broad and diverse applications, are pleased to announce actions on several fronts.

## *New funding and consolidation of debts:

**The Company received a total of $250,000 in new funding.**
- Pay-Out and Settlement of an existing note in the amount of $80,620.00

**Machinery & Equipment Purchase:**
- Purchase of 'Fabrication Center Equipment'
  Assembly fixtures and jigs
  CNC (Computer Numeric Control) [D1]

**Production:**
- With the acquisition of the Fabrication Center Equipment we expand our throughput and capabilities in our fabrication and assembly plant with a state-of-the-art CNC (Computer Numerically Controlled) milling center and an extrusion profiling saw.

- This new equipment will shorten lead times, and help to maintain the highest quality standards possible while reducing cost of production.

- Upon receipt of the equipment the Company will commence production of up to 50 units of its Passive Portal walk-through weapons detector scanner.

**Multiple successful In-House and Field tests proof the Passive Portal's superior quality!**

*We expect to be installing the first units in public venues in the very near future*

**Marketing:**
- Traditional metal detectors are 'active-sensing', that emit potentially harmful radiation that may cause damage to our bodies with prolonged or frequent exposure.  Unlike airports, students will pass through them several times every day 180 – 400+ exposures per school year.

- The Privateer Marketing Force has a team of six experienced marketers and is initially focused on 36,000 public and private high schools in the US.  Their team is introducing our Passive Portal opportunity to several major companies for sponsorships as well as private investors.

- We strongly believe that a nationally known, successful sponsorship and/or investment agreement will be reached in the near future, enhancing the Company's goals.

**South-East Asia:**
- The Company is finalizing the necessary safeguards for protection of its intellectual and physical property and will thereupon proceed with the shipment of the first unit.

*"We are pleased and excited to see our Company's moving forward in this strong manner,"* stated Merrill W. Moses, President and CEO, Defense Technologies International... *"We hope and know that this funding and manufacturing step will take us to the level of professionalism...! This new funding brings us the ability to manufacturer our units, to purchase our fabrication equipment including our assembly fixtures and jigs. THIS ALLOWS US TO BECOME A FULLY OPERATIONAL COMPANY. Not only do we bring the BEST solution to the problem of "security" for our schools, sporting events as well as Airports and other public venues. This 'step' allows us to better demonstrate our 'Safe" solution to protect our children from the heightened problem of weapons being brought to our schools that endangers our most precious asset, our children.*

The Passive Portal uses the 'Earth's Magnetic Fields' with no emissions for detection of dangerous weapons in the educational environment and is extremely safe for any person passing through. Other competing devices use technology with emissions that many parents, teachers and administrators are wary of. The **'Passive Portal**' is the state-of-the-art for this security purpose and is significantly less expensive, allowing for more life-saving units to be deployed.

We are pleased to present the Company's Subsidiary's *Video Production* of the "Passive Portal" the Company's walk-through, passive weapons and metal detector scanner.

        **Corporate Video: https://youtu.be/rFV6Y1tOdG4**
        **Technical Video: https://youtu.be/uv4EYsjUmL4**

For more information on the Passive Security Scan Technology and the *Passive Portal*, please visit http://www.defensetechnologiesintl.com/

Forward-Looking Statements This news release contains certain statements that may be deemed "forward-looking" statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are no guarantees of future performance and actual results may differ materially from those in forward looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. Except as required by law, the Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

Contact: Defense Technologies International
 Merrill W. Moses, President & CEO
 Phone: 800 520-9485
 Email: dtii@defensetechnologiesintl.com